EXHIBIT 99.1

RedHill Biopharma Appoints Dr. June Almenoff as Chief Scientific Officer

TEL-AVIV, Israel and RALEIGH, N.C., May 28, 2019 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (Tel-Aviv Stock Exchange: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company primarily focused on gastrointestinal diseases, today announced the appointment of Dr. June S. Almenoff, M.D., Ph.D., FACP, as Chief Scientific Officer. Dr. Almenoff, an accomplished pharma executive with extensive gastroenterology and infectious diseases expertise, will lead the Company’s commercial strategy as it relates to medical and scientific matters, including the medical affairs activities for Talicia® (RHB-105)1 in preparation for potential U.S. commercial launch in the fourth quarter of 2019. In addition, Dr. Almenoff will oversee the clinical development of RHB-204 for pulmonary nontuberculous mycobacteria (NTM) infections and the pivotal Phase 3 study planned to be initiated in the second half of 2019.

With over 20 years of experience in the pharmaceutical industry, Dr. Almenoff served in various roles, including the President and Chief Medical Officer of Furiex Pharmaceuticals (acquired by Actavis plc, now Allergan plc), whose lead product, Viberzi®, was approved by the FDA in 2015 for the treatment of irritable bowel syndrome with diarrhea (IBS-D). Prior to joining Furiex, Dr. Almenoff worked at GlaxoSmithKline plc (GSK), where she held various positions of increasing responsibility. She has recently served as a board member and advisor to numerous biopharma companies.

“I am pleased to step into the role of RedHill’s Chief Scientific Officer at this exciting stage, as we are approaching the potential approval of our lead drug candidate, Talicia,” said Dr. Almenoff. “I look forward to contributing both to the planned launch of Talicia as a potential new standard-of-care therapy for H. pylori infection and to the development of our promising late-stage clinical pipeline.”

Dror Ben-Asher, Chief Executive Officer of RedHill, said: “We are delighted to have June join our senior management team to lead the medical affairs activities for the planned launch of Talicia later this year, pending regulatory approval, and contribute to the development of our advanced clinical programs. June brings more than 20 years of experience in the pharmaceutical industry with an outstanding track record in gastroenterology and infectious diseases and tremendous experience in commercial strategy and clinical development in the U.S. Having known June as a member of our advisory board since 2016, I am confident that she will be instrumental in helping advance our clinical and commercial efforts.”

Dr. Almenoff received her B.A. cum laude from Smith College and graduated with AOA honors from the M.D.-Ph.D. program at the Mt. Sinai School of Medicine. She completed post-graduate medical training at Stanford University Medical Center (Internal Medicine and Infectious Diseases) and served on the faculty of Duke University School of Medicine. She is an adjunct Professor at Duke, a Fellow of the American College of Physicians, and has authored more than 50 publications.

About RedHill Biopharma Ltd.
RedHill Biopharma Ltd. (Nasdaq: RDHL) (Tel-Aviv Stock Exchange: RDHL) is a specialty biopharmaceutical company, primarily focused on the development and commercialization of clinical late-stage, proprietary drugs for the treatment of gastrointestinal diseases. RedHill commercializes and promotes several gastrointestinal products in the U.S.: Donnatal® - a prescription oral adjunctive drug used in the treatment of IBS and acute enterocolitis; EnteraGam® - a medical food intended for the dietary management, under medical supervision, of chronic diarrhea and loose stools, and Mytesi® - an anti-diarrheal drug indicated for the symptomatic relief of non-infectious diarrhea in adult patients with HIV/AIDS on anti-retroviral therapy. RedHill’s key clinical late-stage development programs include: (i) Talicia® (RHB-105) for the treatment of Helicobacter pylori infection with a U.S. NDA submitted; (ii) RHB-104, with positive top-line results from a first Phase 3 study for Crohn's disease; (iii) RHB-204, with a planned pivotal Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) infections; (iv) BEKINDA® (RHB-102), with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (v) YELIVA® (ABC294640), a first-in-class SK2 selective inhibitor, targeting multiple oncology, inflammatory and gastrointestinal indications, with an ongoing Phase 2a study for cholangiocarcinoma; (vi) RHB-106, an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd. and (vii) RHB-107, a Phase 2-stage first-in-class, serine protease inhibitor, targeting cancer and inflammatory gastrointestinal diseases.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk that the FDA will not approve the marketing of Talicia®, the timing of the U.S. commercial launch of Talicia®, the risk that the Phase 3 study for RHB-204 will not be initiated as planned, and  risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its therapeutic candidates; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates; (v) the Company’s ability to successfully commercialize and promote Donnatal®, EnteraGam®, Mytesi® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company’s industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 26, 2019. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise, unless required by law.

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1 Talicia® (RHB-105) is an investigational new drug, not available for commercial distribution.

Company contact:
Adi Frish
Senior VP Business Development & Licensing
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

IR contact (U.S.):
Timothy McCarthy, CFA, MBA
Managing Director, Relationship Manager
LifeSci Advisors, LLC
+1-212-915-2564
tim@lifesciadvisors.com